Exhibit 2

                                 PERDIGAO S. A.
                           CNPJ-MF 01.838.723/0001-27
                                 PUBLIC COMPANY

            SUMMARY OF THE MINUTES OF THE FIRST/2003 ORDINARY MEETING
                            OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: February 4, 2003, at 11:00 a.m., at Av. Escola Politecnica, 760, Sao Paulo, SP. QUORUM: Absolute Majority of the Members. ON
MOTION: Eggon Joao da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) APPROVAL OF THE YEAR 2002
ACCOUNTS: After an audit of the year 2002 accounts, the Board of Directors together with the Audit Committee decided to aprove them, sending them to be aproved by the General Shareholders' Meeting. They also approved the Management Report related to the year 2002.2) CHANGE OF POSITION IN THE EXECUTIVE BOARD:
The Board resolved to change the position of Paulo Ernani de Oliveira from Supply Director to Chief Operational Officer. 3) Other issues related to the Company. TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon Joao da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Sebastiao Jose Martins Soares; Carlos Eduardo da Silva Bessa; Biramar Nunes de Lima; Pedro Augusto Nardelli Pinto; Eliane Aleixo Lustosa; Antonio Carlos Valente da Silva (I do hereby certify that the present is a summary of the original minute transcribed in the Book n(0)1 of Ordinary and Extraordinary Minutes of the Board of Directors of the Company, at page 92).


                           NEY ANTONIO FLORES SCHWARTZ
                                    SECRETARY